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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 2

                        RULE 13E-3 TRANSACTION STATEMENT
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       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            HANOVER FOODS CORPORATION
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                              (Name of the Issuer)

                            HANOVER FOODS CORPORATION
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                      (Name of Person(s) Filing Statement)

                     Class A Common Stock, $25.00 Par Value
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                         (Title of Class of Securities)

                                    41078W100
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                      (CUSIP Number of Class of Securities)

                                John A. Warehime
                 Chairman, President and Chief Executive Officer
                            Hanover Foods Corporation
                         1486 York Street, P.O. Box 334
                        Hanover, Pennsylvania 17331-0334
                                 (717) 632-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             Alan H. Lieblich, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                                 (215) 569-5500

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [_] The filing of a registration statement under the Securities Act of 1993.
c.  [X] A tender offer.
d.  [_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE
---------------------------------------+----------------------------------------
Transaction Valuation:                 |                   Amount of Filing Fee
---------------------------------------+----------------------------------------
$94,058*                               |                                $20.00**
---------------------------------------+----------------------------------------
____________________________

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $131.00 per share for the eligible shares of Class A common stock, multiplied by 718, the estimated maximum number of shares to be purchased in the offer.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to
     Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder.


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20.00
Filing Party: Hanover Foods Corporation
Form or Registration No.: Schedule 13E-3
Date Filed: December 6, 2004

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                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on December 6, 2004, as amended by Amendment No. 1 to Schedule 13E-3 filed on December 8, 2004 (as amended, the "Transaction Statement") by Hanover Foods Corporation (the "Company"). The Transaction Statement relates to the offer to purchase for cash all of the Company's Class A common stock, $25.00 par value per share (the "Class A Common Stock"), held of record as of the close of business on November 22, 2004 by persons owning 15 or less shares of Class A Common Stock at such time, upon the terms and conditions provided for in the Offer to Purchase, attached as (a)(2)(ii) to the Transaction Statement (the "Offer to Purchase").

         The following sections of the Offer to Purchase are supplemented and amended as follows and each such section, as so supplemented or amended, is incorporated into the Transaction Statement, so that any references to such sections in the Transaction Statement shall refer to such section as supplemented or amended hereby. Accordingly, you are encouraged to read the information contained in this Amendment No. 2 in conjunction with the information contained in the Transaction Statement (including the exhibits thereto).

         Except as otherwise noted below, no changes have been made to the responses to the items of the Transaction Statement.

THE INFORMATION IN THE OFFER TO PURCHASE UNDER "SUMMARY OF TERMS" IS SUPPLEMENTED BY THE FOLLOWING:

Insert the following after the last bullet point on page 3:

         In considering the fairness of the offer, the special committee of the board of directors determined that neither of the following were necessary to approve the offer:

         o approval of a majority of disinterested shareholders; or

         o retention by the special committee of an unaffiliated representative to negotiate the terms of the offer on behalf of disinterested shareholders.

The special committee determined that neither of the above procedures were necessary due to the fact that the decision to accept the offer is voluntary and that the offer price represents a significant premium to the current market price.

THE INFORMATION IN THE OFFER TO PURCHASE UNDER "SPECIAL FACTORS - FAIRNESS OF THE OFFER" IS SUPPLEMENTED BY THE FOLLOWING:

Insert the following on page 14, as a new fifth full paragraph on that page:

         The identifiable factors used by Gocial Gerstein LLC in connection with its appraisal of the Company were as follows:

               Long-term U.S. treasuries, September average    4.89%
               Equity risk premium                             7.20%
               Industry risk premium, rounded                 -5.00%
               Size premium (decile 10a)                       4.50%
               Specific company risk premium (subjective)      2.00%
                                                              ------
               Discount rate, after tax                       13.59%
               Less, long-term growth rate                     3.00%
                                                              ------
               Capitalization rate, after tax                 10.59%


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The data used in the "build-up" method of valuation was obtained from Ibbotson
Associates' Stocks, Bonds, Bills and Inflation 2004 Yearbook, except for the specific company risk premium, which is subjective, and the long-term growth rate.

Insert the following on page 14, after the new fifth full paragraph on that page:

         The seven publicly-traded companies (with their respective ticker symbols) that were used by Gocial Gerstein in connection with the guideline company stock method were: Bridgford Foods Corp. (BRID); DelMonte Foods Co.
(DLM); John B. Sanfilippo & Son (JBSS); J&J Snack Foods Corp. (JJSF); Lance Inc.(LNCE); Seneca Foods Corp. (SENEB); and Smuckers, J.M.Corp. (SJM).

Insert the following on page 15, as the new first full paragraph on that page:

         In addition, the transaction is expected to have a negligible effect on each affiliates' interest in the net book value and net earnings of the Company. Since only 718 shares of Class A Common Stock will be purchased if the offer is fully subscribed and the cost of purchasing these shares will be $94,058.00, as of August 29, 2004, on a pro forma basis, the per share (using all outstanding shares, including shares in the Employee Stock Trust) net book value would decrease from $99.09 to $99.07 or 0.02%, and net earnings would increase from $2.72 to $2.74 or 0.47%.

Insert the following on page 15, after the second sentence in the penultimate paragraph on that page:

         The special committee engaged Ryan Beck because it considered Ryan Beck's fees reasonable in relation to Ryan Beck's experience in evaluating the fairness of the transaction.

THE INFORMATION IN THE OFFER TO PURCHASE UNDER "TERMS OF THE OFFER - CONDITIONS OF THE OFFER" IS SUPPLEMENTED BY THE FOLLOWING:

Insert the following on page 29, after the first sentence of the first full paragraph on that page:

         However, we may decide to consummate the offer if less than 68 eligible shareholders accept. The decision regarding whether to consummate the offer will be made depending on the number of eligible shareholders who accept the offer.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               HANOVER FOODS CORPORATION
                               By:     /s/ Gary Knisely
                                       ----------------------------------------
                                       Name:  Gary Knisely
                                       Title: Chief Financial Officer, Counsel,
                                              Executive Vice President and
                                              Secretary
Dated: January 4, 2005


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                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------

(a)(1)(i)*      Letter of Transmittal

(a)(1)(ii)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iii)*    Form of Letter to Clients

(a)(1)(iv)* Instruction Form for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*      Form of Notice of Guaranteed Delivery

(a)(2)(i)*      Offer Cover Letter

(a)(2)(ii)*     Offer to Purchase

(a)(2)(iii)*    Supplemental Cover Letter

(c)(1)*         Appraisal prepared by Gocial Gerstein LLC as of September 30,
                2004

(c)(2)*         Fairness Opinion prepared by Ryan Beck & Co., Inc.

(c)(3)*         Transaction Review prepared by Ryan Beck & Co., Inc.

(c)(4)*         Appraisal prepared by Gocial Gerstein LLC as of June 30, 2004

(g)*            Written Instructions


*  Previously filed.